Dreyfus Premier New York Municipal Bond Fund
Statement of Investments
August 31, 2005 (Unaudited)

Long-Term Municipal Investments--96.3%

	Principal Amount ($)	Value ($)
Buffalo Fiscal Stability Authority, Sales Tax and		
State Aid Revenue		
5%, 9/1/2016 (Insured; MBIA)	2,305,000	2,556,614
Erie County Industrial Development Agency,		
School Facility Revenue		
(City School District of the City of Buffalo Project):		
5.75%, 5/1/2024 (Insured; FSA)	1,500,000	1,732,155
5.75%, 5/1/2025 (Insured; FSA)	1,000,000	1,154,770
Erie Tobacco Asset Securitization Corp.,		
Tobacco Settlement Asset-Backed 5%, 6/1/2038	2,000,000	1,991,540
Huntington Housing Authority, Senior Housing		
Facility Revenue (Gurwin Jewish		
Senior Residences) 6%, 5/1/2029	1,370,000	1,389,344
Jefferson County Industrial Development Agency,		
SWDR (International Paper Co.)		
5.20%, 12/1/2020	1,465,000	1,504,921
Long Island Power Authority, Electric System Revenue:		
5.25%, 12/1/2014	3,000,000	3,348,330
5%, 9/1/2033 (Insured; CIFG Assurance)	1,000,000	1,054,230
Metropolitan Transportation Authority, Revenue:		
5.50%, 11/15/2018 (Insured; AMBAC)	4,000,000	4,514,880
Dedicated Tax Fund		
5.25%, 11/15/2025 (Insured; FSA)	4,000,000	4,375,560
State Service Contract		
5.125%, 1/1/2029	1,000,000	1,076,540
Transit Facilities:		
5.125%, 1/1/2012		
(Insured; FSA)	1,225,000 a	1,353,625
5.125%, 7/1/2012		
(Insured; FSA)	2,775,000 a	3,083,330
Nassau County Industrial Development Agency, IDR		
(Keyspan - Glenwood) 5.25%, 6/1/2027	4,000,000	4,203,520

Newburg Industrial Development Agency, IDR (Bourne and
   Kenney Redevelopment Co.)
   5.75%, 8/1/2032 (Guaranteed; SONYMA)   1,000,000   1,073,130

New York City:			
6%, 8/1/2007	1,870,000	a	1,997,945
6.75%, 2/1/2009	140,000		157,156
6.75%, 2/1/2009	1,860,000		2,069,362
6%, 8/1/2017	1,130,000		1,198,851
5.375%, 12/1/2020	1,000,000		1,087,120
5%, 8/1/2021	2,000,000		2,130,920
5%, 8/1/2021	2,000,000		2,142,860
5.50%, 8/1/2021	2,000,000		2,209,640
5.25%, 8/15/2024	2,420,000		2,638,357
5%, 4/1/2030	2,500,000		2,640,800
5%, 4/1/2035	3,800,000		4,005,466
New York City Housing Development Corp., Revenue:			
Multi-Family Housing			
5.25%, 11/1/2030	2,500,000		2,640,525
(New York City Housing Program)			
5%, 7/1/2025 (Insured; FGIC)	1,000,000		1,079,320
New York City Industrial Development Agency:			
Civic Facility Lease Revenue			
(College of Aeronautics Project) 5.45%, 5/1/2018	1,000,000		1,034,800
(7 World Trade Center Project) 6.25%, 3/1/2015	1,000,000		1,063,650
New York City Municipal Water Finance Authority,			
Water and Sewer Systems Revenue:			
5.25%, 6/15/2034	2,000,000		2,167,000
5%, 6/15/2037	2,500,000		2,652,000
New York City Transitional Finance Authority, Revenue:			
6%, 5/15/2010	450,000	a	511,236
5.50%, 11/1/2026	2,000,000		2,214,700
New York State Dormitory Authority, Revenues:			
(Consolidated City University System):			
5.75%, 7/1/2009 (Insured; AMBAC)	3,000,000		3,256,380
5.75%, 7/1/2013 (Insured; AMBAC)	1,000,000		1,142,700
5.625%, 7/1/2016	4,000,000		4,603,160
5.75%, 7/1/2016 (Insured; FGIC)	1,000,000		1,111,650
5.75%, 7/1/2018 (Insured; FSA)	1,000,000		1,181,670
(Court Facilities) 5.25%, 5/15/2015	3,000,000		3,286,800
Health Hospital and Nursing Home:			
(Catholic Health of Long Island)			
5%, 7/1/2021	2,000,000		2,090,660
(Department of Health):			

5.75%, 7/1/2006	390,000	a	407,133
5%, 7/1/2014	2,000,000		2,191,920
5%, 7/1/2025 (Insured; CIFG Assurance)	2,500,000		2,683,575
(Ideal Senior Living Center Housing Corp.)			
5.90%, 8/1/2026 (Insured; MBIA-FHA)	1,000,000		1,036,200
(Lutheran Medical Center)			
5%, 8/1/2014 (Insured; MBIA)	1,000,000		1,096,590
Mental Health Facilities Improvement:			
5%, 2/15/2014	120,000	a	132,566
5%, 2/15/2028	880,000		924,854
(Miriam Osborn Memorial Home)			
6.875%, 7/1/2019 (Insured; ACA)	1,000,000		1,140,000
(Mount Sinai NYU Heath Obligated Group):			
5.50%, 7/1/2026	2,000,000		2,042,640
5.50%, 7/1/2026	500,000		510,660
(Municipal Health Facilities Improvement			
Program) 5.50%, 5/15/2024 (Insured; FSA)	1,000,000		1,037,780
(New York Methodist Hospital) 5.25%, 7/1/2024	1,750,000		1,880,988
(North General Hospital)			
5.75%, 2/15/2016	3,000,000		3,375,630
(Winthrop South Nassau University Hospital)			
5.50%, 7/1/2023	1,650,000		1,768,487
(Long Island University) 5.50%, 9/1/2020	1,585,000		1,732,785
(Manhattan College) 5.50%, 7/1/2016	975,000		1,068,493
(Rochester University) 5%, 7/1/2034	2,870,000		3,015,107
(State Personal Income Tax)			
5.375%, 3/15/2013	1,000,000	a	1,132,270
(State University Educational Facilities):			
5.50%, 7/1/2011 (Insured; FGIC)	1,000,000	a	1,122,870
5.875%, 5/15/2017	2,000,000		2,365,140
New York State Housing Finance Agency,			
Service Contract Obligation Revenue			
5.50%, 9/15/2018	1,650,000		1,744,380
New York State Power Authority, Revenue			
5%, 11/15/2015 (Insured; MBIA)	4,000,000		4,380,320
New York State Thruway Authority:			
General Revenue			
5%, 1/1/2024 (Insured; AMBAC)	2,000,000		2,160,060
Highway Bridge and Trust Fund			
5%, 4/1/2019 (Insured; AMBAC)	3,000,000	b	3,297,810
Service Contract Revenue			
(Local Highway and Bridge):			
5.75%, 4/1/2009	2,000,000	a	2,205,980
5.25%, 4/1/2011	2,500,000	a	2,766,125
6%, 4/1/2011	1,955,000		2,081,489

New York State Urban Development Corp., Revenue, Personal Income Tax 5.50%, 3/15/2013 (Insured; FGIC)	2,450,000 a	2,794,298
Niagara County Industrial Development Agency, SWDR:		
5.55%, 11/15/2024	1,000,000	1,064,650
5.625%, 11/15/2024	2,000,000	2,142,960
Niagara Frontier Transportation Authority, Airport Revenue (Buffalo Niagara International Airport) 5.625%, 4/1/2029 (Insured; MBIA)	2,000,000	2,147,300
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project) 5.625%, 1/1/2018	1,000,000	940,980
Port Authority of New York and New Jersey (Consolidated Thirty Seventh Series) 5.50%, 7/15/2018 (Insured; FSA)	3,000,000	3,384,270
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) 7.55%, 6/1/2007 (LOC; Norstar Bank)	1,500,000	1,603,845
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue 5%, 10/15/2020 (Insured; MBIA)	1,500,000	1,638,210
Tobacco Settlement Financing Corp. of New York:		
5.50%, 6/1/2018	1,000,000	1,108,790
5.50%, 6/1/2021	3,000,000	3,323,490
Triborough Bridge and Tunnel Authority, Revenue:		
5%, 11/15/2032 (Insured; MBIA)	2,000,000	2,103,040
Highway and Toll 6%, 1/1/2012	2,000,000	2,253,280
Ulster County Industrial Development Agency, Civic Facility Revenue (Benedictine Hospital Project) 6.40%, 6/1/2014	730,000	714,633
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project) 6%, 6/1/2028	1,000,000	952,870
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed 5.125%, 6/1/2045	1,200,000	1,205,388

U.S. Related--6.5%

Children's Trust Fund of Puerto Rico, Tobacco Settlement

Asset Backed 6%, 7/1/2010	2,000,000	a	2,252,180
Puerto Rico Electric Power Authority, Power Revenue			
5.625%, 7/1/2010 (Insured; FSA)	2,000,000	a	2,242,680
Puerto Rico Highway and Transportation Authority, Transportation Revenue			
5.75%, 7/1/2019 (Insured; MBIA)	1,500,000		1,681,035
Puerto Rico Industrial Medical, Educational and Environmental Pollution Control Facilities Financing Authority, HR (Saint Luke's Hospital Project)			
6.25%, 6/1/2006	755,000	a	772,244
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue			
Zero Coupon, 7/1/2030	5,000,000		1,663,100
Virgin Islands Public Finance Authority, Revenue			
5.50%, 10/1/2014	3,000,000		3,207,600

Total Long-Term Municipal Investments
(cost $166,318,263)   **175,225,912**

Short-Term Municipal Investments--5.0%

New York;

New York City:			
2.33% (LOC; Bank of New York)	4,000,000	c	4,000,000
2.37% (LOC; JPMorgan Chase Bank)	2,000,000	c	2,000,000
New York City Municipal Water Finance Authorty, Water and Sewer System Revenue			
2.30% (Insured; FGIC)	2,000,000	c	2,000,000
New York City Transitional Finance Authority			
(New York City Recovery) 2.88%	1,100,000	c	1,100,000

Total Short-Term Municipal Investments
(cost $9,100,000)   **9,100,000**

Total Investments (cost $175,418,263)	**101.3%**	**184,325,912**
Liabilities, Less Cash and Receivables	**(1.3%)**	**(2,277,388)**
Net Assets	**100.0%**	**182,048,524**

Notes to Statement of Investments:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.